Exhibit 99.1

Intimation dated July 6, 203 regarding Transcript of 42nd Annual General Meeting held on June 28, 2023

Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 6, 2023

Dear Sir/ Madam,

Sub: Transcript of the 42nd Annual General Meeting

Please find enclosed the transcript of the 42nd Annual General Meeting of the Company held on June 28, 2023.

This will also be hosted on the Company's website, at www.infosys.com

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.07.06 10:47:28 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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42nd Annual General Meeting

June 28, 2023

CORPORATE PARTICIPANTS:

Nandan Nilekani
Chairman

Salil Parekh
CEO and Managing Director

D. Sundaram
Lead Independent Director

Michael Gibbs
Independent Director

Bobby Parikh
Independent Director

Chitra Nayak
Independent Director

Govind Iyer
Independent Director

Helene Auriol Potier
Independent Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Other key executives and senior management
Shareholders

Welcome address – Nandan Nilekani

I welcome the members to the 42nd Annual General Meeting. Hope all of you are safe and in good health. This meeting is being held through video conference in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. We have the requisite quorum present through video conference to conduct the proceedings of the meeting. Participation of members through video conference is being reckoned for the purpose of quorum as per the circulars issued by MCA, and Section 103 of the Companies Act, 2013. The quorum being present, I call this meeting to order.

Before we start the main proceedings of the meeting, I request my colleagues on the video conference, introduce themselves. Salil…

Salil Parekh

Good afternoon. I'm Salil Parekh, I'm the Managing Director and CEO of Infosys joining in from Bangalore.

Nandan Nilekani

Sundaram

D. Sundaram

Good afternoon. This is Sundaram, speaking from Bombay and the Lead Independent Director and also the chairperson of the NRC and Risk Management Committee, thank you.

Nandan Nilekani

Bobby

Bobby Parikh

Good afternoon. I'm Bobby Parikh, independent director and chairperson of the Audit Committee. I'm joining in from Mumbai.

Nandan Nilekani

Michael

Michael Gibbs

Good evening. Good morning. Good afternoon. This is Mike Gibbs. I'm joining as an independent director from Houston, Texas.

Nandan Nilekani

Chitra

Chitra Nayak

Hello and good evening. I'm Chitra Nayak, independent director and chairperson of the ESG Committee joining in from Bangalore.

Nandan Nilekani

Govind

Govind Iyer

Hi, this is Govind Iyer. Good evening. I am an independent director and chairperson of the CSR Committee joining in from Bombay.

Nandan Nilekani

Helene

Helene Auriol Potier

Hi, good evening. I'm Helene Auriol Potier, independent director, joining in from France.

Nandan Nilekani

Nilanjan

Nilanjan Roy

Hi, good evening. I'm Nilanjan Roy, CFO, joining in from Bangalore.

Nandan Nilekani

Manikantha

A.G.S. Manikantha

Hi, good evening. I am Manikantha, joining from Bangalore, Company Secretary.

Nandan Nilekani

Apart from them, we also have key executives and senior management joining from their respective locations. Statutory auditors and secretarial auditors have also joined this meeting. I now request Manikantha, Company Secretary, to provide general instructions to the members regarding participation in this meeting.

A.G.S. Manikantha

Hi, good evening, everyone. Members may note that this Annual General Meeting is being held through video conferencing in accordance with the Companies Act, 2013 and circulars issued by the Ministry of Corporate Affairs and Sebi. The facility for joining this meeting through video conference or other audio-visual means is made available for the members on a first-come-first-serve basis. The Company has also provided a webcast facility to view the live proceedings of this meeting on the Company's website. The register of directors and key managerial personnel, the register of contracts or arrangements and other documents mentioned in the AGM Notice have been made available electronically for the inspection during the AGM. Members seeking to inspect any of these documents can send their request to investors@infosys.com.

As the AGM is being held through video conferencing, the facility for appointment of proxies was not applicable, and hence the proxy register for inspection is not available. The Company has received requests from a few members to register them as speakers at this meeting. Accordingly, the floor will be open for these members to ask questions or express their views. We will facilitate this session once the Chairman opens the floor for questions and answers. Members can also post their views or questions on the Ask a Question tab on their video conference screens before 4:30pm IST. It may be noted that the Company reserves the right to limit the number of members asking questions depending on the availability of the time at this AGM.

The Company has provided the facility to cast votes electronically on all resolutions set forth in the Notice. Members who have not cast their votes yet electronically and who are participating in this meeting will have an opportunity to cast their votes during the meeting through the e-voting system provided by NSDL. Members can click on the vote tab on the video conference screen to make use of this facility. Members are requested to refer to the instructions provided in the Notice or appearing on the video conference page for a seamless participation through video conference and also for voting. In case members face any difficulty, they may reach out on the helpline numbers. Members may not that this AGM is being recorded. Please do not disclose any sensitive personal information or personally identifiable information belonging to you or any other persons that has no bearing on this meeting. Thank you very much.

Nandan Nilekani

Thank you, Mani. The Company has taken all feasible efforts under the current circumstances to enable members to participate through video conference and vote at the AGM. I thank all the members,

colleagues on the Board, auditors and the management team for joining this meeting over video conference.

Chairman's speech – Nandan Nilekani

Dear shareholders, welcome to the 42nd Annual General Meeting of Infosys. As we gather again virtually to discuss the progress made in the year gone past, it is a pleasure to host you. On behalf of the Infosys Board of Directors, I thank you for making the time to join us today and for your continued support over the years.

Fiscal 2023 has been a year of strong overall growth – 15.4% in constant currency, delivering US$ 18.2 billion in revenues. Operating margin for the year remained healthy at 21%. And we generated US$ 2.5 billion in free cash flows. Our digital business continued to expand and makes up 62.2% of our total revenue. We grew in double digits across most industry segments and across major geographic markets, 26% in Europe and 12% in the US. We had 95 large deals valued at US$ 9.8 billion for the year, of which 40% was net new. This promises a solid foundation to grow and build resilience in the months to come.

For fiscal 2023, the Board has recommended a final dividend of ₹17.50 per share. Together with the interim dividend of ₹16.50 per share already paid, the total dividend per share for FY23 amounts to ₹34, which is a 9.7% increase over FY22. With this, the Company has announced a total dividend of approximately ₹14,200 crores for FY23. A Company has completed the open market share buyback on February 13, at an average price of approximately ₹1,539 per share compared to the maximum buyback price of ₹1,850 per share. Including the recently concluded buyback and final dividend for FY23, the Company has returned approximately 86% of free cash flow to shareholders over four years starting FY20.

The shareholders at the 41st AGM held on June 25th, 2022, reappointed Salil Parekh as CEO and MD effective July 1st, 2022, till March 31st, 2027. Salil is effectively steering Infosys towards growth and continued relevance through the changing economic macro environment. He has successfully institutionalized the 'One Infosys' approach to position our company to work with clients, both for their long-ranging digital transformation and for cost efficiency and resilience programs that are of vital importance to them to thrive in the near term.

The shareholders also approved the appointment of Govind Iyer as an independent director, effective Jan 12, 2023, for a term of five years till Jan 11, 2028. The Board, based on the recommendations of the Nomination and Remuneration Committee, appointed D. Sundaram as Lead Independent Director of the Company, effective March 23rd, 2023, and recommends the appointment of Helene Auriol Potier as an Independent Director of the Company effective May 26th, 2023, for a period of three years, subject to the approval of the shareholders. Kiran Mazumdar-Shah, Lead Independent Director, retired as a member of the Board of Directors on completion of tenure effective March 22nd, 2023. We profusely thank Kiran for having been an integral member of the Infosys family, providing valuable guidance and leadership to the Board over the years. I am personally very grateful to her as she has been a tremendous ally, and an amazing colleague on the Board ever since I rejoined Infosys in August

2017. Uri Levine also retired as an independent director effective April 19th, 2023, upon completion of his term. The Bboard places on record its sincere appreciation over Uri's contribution to Infosys.

The receding pandemic brought an end to one set of challenges, but its aftermath has created new ones. The cocktail of inflation, interest rates, geopolitics, war, demand volatility, supply chain dislocations, the shift from efficiency to resilience and security, all morphing quickly and without warning is upon us. This means doing all we can to be more efficient in the present, as well as nurturing readiness for growth in the future. This is no mean task. The volatility of our times creates several probable future states, and businesses must be equally prepared to succeed in any one of those. That is why it is critical to be flexible and avoid making choices today that may shut key avenues in the future, and to reduce concentration risks that can make the business less adaptable to new realities that can emerge in the times to come.

At Infosys, we understand what it takes to navigate this era of optionality. Through times rough and smooth, we have brought great focus to becoming better, becoming more efficient, and resilient in the present, while also securing our relevance in a progressive future. This has stood us in good stead. We understand what it takes to prepare for many eventualities, and we know our clients, our employees and you, our shareholders, count on us to be agile, adapt quickly and nimbly learn to thrive in any new reality. Not only are we committed to doing that, but we are also relentless in our efforts to set our clients up for success. A big part of that is helping them build their digital adaptability, so they can flex from strategy to execution in response to the fast-paced changes and intense uncertainty.

With the One Infosys approach to orchestrating our collective capabilities, we started our transformation to become a digital-first Live Enterprise bringing the same advantage of digital agility and resilience to our clients as well. Our disproportionate investments in cloud through Infosys Cobalt cloud solutions are helping our clients bring its advantages into every facet of their own business, from re-energizing operations, to driving innovations for growth. In addition, Infosys acquired Base life science A/S, a consulting and technology firm in the Life Science space industry in Europe to scale its digital transformation capabilities with cloud-based industry solutions. Even more significantly, the Company's cloud capabilities have created the foundation for our clients to build their AI-first business. The immense potential of AI and more recently, advances in generative AI, we know from our own experience of rapidly evolving into an AI-first enterprise, are not without their share of complexities. Several practical, ethical and intellectual property-related issues, when it comes to AI, remain unresolved. We also know that the path to scaling AI in the enterprise is far from simple. And yet, the AI-first strategy we've embraced is already working for us. We have redesigned the organization to judiciously balance people, technology and process while also executing work by segmenting into cognitive tasks. Today, we are able to bring to our global clientele, the same ability to accelerate business value and amplify human potential using AI technology with Infosys Topaz™.

While technology is core to everything we do, at its core, Infosys is a people company. Nurturing talent for the future is key to our continued success. We spare no efforts to provide our employees ample opportunities to learn and grow, while assuring them of a safe workplace that is fair, rewarding and free of discrimination and bias. The well-being and intrinsic motivation of our very talented, diverse and multicultural workforce will propel us forward. We recruited over 50,000 college graduates in the year,

bringing our total headcount to over 340,000 employees, of which 39% are women. Upskilling and reskilling them all for careers of the future is a top priority for us. Over the year, a training ecosystem enabled over 5.5 million learning days for our employees. Our people track and manage their own digital skills aided by a comprehensive score, Digital Quotient. Through accelerated learning, when they complete certified courses and gain substantial experience in the skill set or technology, they qualify for Skill Tags. As employees gather more Skill Tags, multiple career pathways into exciting technology spaces open for them within the Infosys ecosystem. Bridge programs and intelligent platforms like Accelerate and Marketplace automatically match employees with the roles of their aspirations.

Matching a passion to deliver for clients and nurture our people is a commitment to the larger community. This is encapsulated in our shared purpose – to amplify human potential, and create the next opportunity for people, businesses and communities. It inspires us to be a sustainable business in every sense of the word. It drives us to nurture ambitious ESG aspirations, and to come together as One Infosys to realize it. From building a diverse workforce with strong, inclusive leaders to embracing positive climate change to helping our clients do the same and earning the trust of all our stakeholders through ethical corporate governance, we do our best to move us all forward. As a result of these efforts, and aligned to our ESG vision for 2030, we also continue to be responsive to the needs of society in new and innovative ways. As an example, digital skills taught through Infosys Springboard, Infosys' flagship digital learning platform, is opening up a wealth of new opportunities for Brent Council's business community in the UK, ensuring Brent businesses have the skills to thrive in the digital age. In a partnership with Harvard Business Publishing, students and young learners in India are now able to access resources including select Harvard Business Review articles, videos and podcasts, as well as 10 Harvard Management Mentor courses on Infosys Springboard. In the US, Infosys Springboard includes three learning tracks for the entire learner spectrum from K-12 through post-secondary and professional digital skills development. Today, we are empowering 8.5 million people, the world over, through our digital skilling initiatives.

With mindful and planned efforts, Infosys continues to be carbon neutral for the fourth successive year. Through the work of Infosys Foundation we support a variety of social causes, including creating positive impact in healthcare, education, sustainability, and women empowerment. Internally within Infosys, our systems practices controls and procedures are well-governed not just to help us make effective decisions, but to comply with the law in letter and spirit, so we can effectively meet the needs and expectations of external stakeholders. This has always been the Infosys way.

The digital transformation of every industry and every aspect of life over the last several years, has laid the foundations for the opportunities that are to emerge. Our clients trust us to enable them not only to make the right digital investments but to mine these to deliver greater value for them through the future. After all, Infosys today is ranked in the top three IT services brands, and among the top 150 most valued brands globally. The challenge to keep moving ahead in these particularly dynamic times no doubt is immense. But the opportunity, and our capability and confidence to harness it is tremendous too. We are well-prepared for the future that may be unpredictable, but it is also up to us to build. On behalf of the Board. I want to assure you that Infosys is geared in every way with its rich track record, dedicated workforce, strong capabilities, premium brand and a clear strategy to provide exceptional service and value to all our stakeholders. I want to thank all our employees, clients, co-founders, and

governments of the countries and states that we operate in for their unstinting support over the years. Infosys has gone from strength to strength because of your backing. And to each of our shareholders, a a big thank you. Your commitment to Infosys, the people we serve and the businesses we drive, inspires us to bring our best to work for you every day. Our sincere thanks to all of you.

CEO's address – Salil Parekh

Good afternoon, good evening, all of the shareholders. Welcome to the Annual General Meeting. Over the next few minutes, I will share with you an update from our business perspective how the year was.

We've had in this year a strong performance in a changing, evolving dynamic environment, and we have some leading capabilities in generative AI that I will also reference in the discussion.

First, in terms of the year, we had a good growth over 15%, our digital business grew very nicely at 25%. Our clients, which are over 100 million in revenue annually, were at 40. So good metrics and good dimensions to see the growth of the business. The operating margin was strong at 21%. And we had free cash flow of two and a half billion US dollars. We also had a good set of large deals, very strong 95 deals, each over 50 million in size, and the total of that at 9.8 billion, with 40% net new which helped us in building the foundation for the years to come. On the large client relationships, we have seen steadily growing numbers, 40 in the previous financial year, 38 before that, and 32 before that.

As we look at our industries, we had good growth across most of our industries. In fact, all of them were growing. A very strong performance in manufacturing and energy utilities. We are also good performance in retail and the communication sector.

Our employee base continues to expand at over 340,000 at the end of the year in March 2023. And of that, we also had a continued strong recruitment of college hires across the world, but more in India at over 50,000 college hires.

If I look at the financial performance, and we want to share this in rupees, each of our metrics, if you look at total revenues, this is in rupees a growth of 20% net profit, very solid, operating profit, very solid. We saw the operating cash flow and the free cash flow reducing from previous years, but at a very solid level, given the dynamic nature of the industry and the macro-economic environment last year.

In terms of our Balance Sheet, we continue to remain strong, debt-free and liquid. And that Balance Sheet is really the foundation of how we can position ourselves as a company into the future.

When we look at total shareholder return across five years, we've had a strong performance both between the share price increase and the dividend yield. In addition, we have returned over the last four years, over ₹69,000 crore to shareholders between the buyback and the regular dividend in each of the last years. This is very well-aligned with the policy that we had put in place. This represents just approximately 86% of our free cash flow in that past four financial years. Our total shareholder return as

we compare with other peers stands very well as we look across the period of December 17 to March 23.

Now one of the things we've been focused on over the past several years is building out deep capabilities, especially in the digital space. We had put together a strategy representing the pentagon with different elements of digital. Today, we are really delighted that we have a leader capability in 56 of these categories when we look at different external agencies, which ranked various companies on their digital ratings.

One of the most significant moves we've had in the past year, year and a half, two years was the push on the cloud. And that has been really the launch of Cobalt, which combines all of our cloud capabilities, whether it's infra as a service, software as a service, platform as a service, and in fact, software partnerships which come from many of these cloud providers.

We have built tremendous capabilities on our own with our partners. And today, we are in the leading position of driving cloud-driven business innovation, which supports the transformation of our clients when they go on to the cloud journey.

More recently, we have launched Topaz™. Topaz™ is really encompassing all of AI and especially generative AI capabilities. In generative AI, we have created leading capabilities using large language models, which are open source by nature, large language models, which come from different companies. We have today 50 active client projects where we are using generative AI. And this is becoming an increasing part of the new world, which is going to be defined on an AI-first basis.

Here, we've also built a very strong group of ecosystem partners, which we work with on AI and also on generative AI. It's not just generative AI, it's on AI operations on vision areas, several AI startups and the hyperscalers and how they are leveraging the AI capabilities. We believe this is really the foundation Topaz and generative AI offer large transformation, which will go into the future as the world changes and leverages AI and generative AI.

One of the most critical reasons why we've had a strong performance this past year and over the past few years, is the concept we put in place of One Infosys. Here, all of our employees work directly for the benefit of our clients across all boundaries, departments, function. We are both focused on new transformation work and making sure that all of the work is getting delivered to our clients, leveraging all of that capability as one single Infosys, keeping the clients' interests first in our mind.

With that, I will conclude. First, the financial year 2023 was a strong year for our business. We have positioned the Company to work with our clients for digital transformation, but also more and more as they look at cost efficiency and the automation programs. We have developed a strong set of capabilities in generative AI, and overall in an AI-first approach via Topaz™. We have already extremely strong capabilities on cloud, which is based on Cobalt, which our clients are leveraging. And One Infosys is really the foundation of all of this work that we do within the Company and for the benefit of our clients. I want to in conclusion, thank you all of our shareholders, for your continued trust and support in the Company. With this sort of a foundation and your trust with us, we see a future which is

successful future for Infosys, working with more clients and enabling more of our employees for a future in an AI-first technology-driven world. Thank you. And back to you, Nandan.

Nandan Nilekani

Thank you, Salil. I now request Manikantha, the Company Secretary, to provide a summary of the auditor's report.

A.G.S. Manikantha

The statutory auditors, Deloitte, Haskins and Sells LLP, and the Secretarial Auditor, Makarand Joshi and Company, have expressed unqualified opinion in the respective audit reports for the financial year 2022-23. There were no qualifications, observations or adverse comments on the financial statements and matters which have any material bearing on the functioning of the Company. The statutory auditors' reports on the standalone and consolidated financial statements, respectively, are available on page nos. 207 and 291 of the *Integrated Annual Report*. The secretarial auditor's report is enclosed as *Annexure 5* to the *Board's report* on page no. 85 of this year's *Integrated Annual Report*. Thank you.

Nandan Nilekani

Thank you, Mani.

As the Notice is already circulated to all the members, I take the Notice convening the meeting as read.

Before we proceed, I'm pleased to bring to your notice that as required under the Companies Act, 2013, the Company has provided you the facility to cast your vote electronically on all resolutions set forth in the Notice. Members who have not cast their vote electronically and are participating in this meeting, will have an opportunity to cast their votes through the e-voting system provided by NSDL. Members may please note that there will be no voting by show of hands.

We now take up the resolutions as set forth in the Notice. We will open the floor for any questions by members after all the resolutions are tabled. Accordingly, I will now only read out the resolutions.

Item no. 1 of the notice – *Adoption of the financial statements*. The financial statements of the Company including the consolidated financial statements for the financial year ending March 31, 2023, including the reports of the Board of Directors and auditors have already been provided to the members.

Item no. 2 of the notice – *Declaration of dividend*. The Board has recommended a final dividend of ₹ 17.50 per equity share. You would recall that an interim dividend of ₹16.50 per equity share has already been paid for the financial year ending March 31, 2023. This year, the dividend income, including the interim, will be ₹34 per equity share.

Item no. 3 of the notice – *Appointment of Salil Parekh as a director liable to retire by rotation*.

Item no. 4 of the notice – *Appointment of Helene Auriol Potier as an independent director of the Company*

Item no. 5 of the notice – *Reappointment of Bobby Parikh as an independent director*

The text of the resolutions along with explanatory statement is provided in the Notice circulated to the members.

If any member desires to ask any question pertaining to any item on the Notice, he/she may do so now. Members are requested to keep the questions brief and specific. To avoid repetition, the answers to all the questions will be provided towards the end. Members may also note that the Company reserves the right to limit the number of members asking questions depending on the availability of time. While members are queuing up to ask questions, may I request the team to play short videos on Infosys Topaz™ and Infosys Foundation – Grow and help others grow with you.

[Videos]

A.G.S. Manikantha

Dear shareholders, thank you for joining our 42nd AGM today and for taking time to participate in the proceedings. Before we go live with the Q&A, here are some points to note for your convenience. When your name is called and you're projected on the screen, please mention your name, folio number and the location from where you're joining and proceed to ask your question. Each shareholder will have two minutes for their questions. To avoid repetition, the Board will respond to all the questions at the end. Once you have asked your question, you can switch to watch the proceedings. The Board will be taking questions from shareholders in two or three sets, depending on the number of questions on the video.

With that, I will request the first shareholder, Celestine… Celestine, kindly go ahead and ask your question, please.

Celestine

Hello, am I audible?

A.G.S. Manikantha

Yes madam, you are audible. Kindly go ahead with your question.

Celestine

Okay. I want to just greet *[unclear audio]* non-independent promoter Mr. Nandan M. Nilekani and, MD and CEO, Salil Parekh, other Board members, my fellow shareholders attending this e-meeting. I am

Mrs. C.A. Mascarenhas. I am speaking from Mumbai. First, I thank the Company Secretary, A.G.S. Manikantha and his team for sending me an e-annual report and also registering as a speaker at my request. Thank you so much, and giving me this beautiful platform, where I can interact. I come to the Annual Report, very exhaustive, but self-explanatory adhering to all the *[unclear audio]* corporate norms. The working is very good, there is no any, it is par excellence speaks, market capitalization speaks, dividend of ₹34. Also with it, buyback in the open market it amounts to, I don't know, 86% of the free cash flow. What a wonderful company! Now I congratulate for all the awards, all our documents in the annual report. Congratulations, which to say 10 times, for obtaining ESG corporate award and we got Platinum Award. I am reading so many Balance Sheets, I'm not able to find this sort of award, I don't know, Infosys, I am so pleased, very, very happy. We are recognized by… top performer in 2023 by Sustainalytics. And, also our company has topped the charts of ESG leadership rankings and was featured in the Crisil Sustainability Yearbook 22 for the second consecutive year. Keep it up, very good. I would like to know that we are in some international ESG list, platform listed there if you could throw lights. Now the currently, the changing what is our motto like, changing game with intelligence. How much is invested, how much like total, I want total percentage in AI, our level in metaverse, machine learning, any acquisition of any companies which are seasoned in this field, throw some light. I don't want to ask many questions because ESG is covered and then all that CSR. So all is told, and there's full report on…How many employees are in the design operations, how many are in the *[unclear audio]* sector, and what is the attrition level? Also, total attrition level on the whole and if it is high, how do we plan to keep our staff so that they don't do hop here and there. Next is, Infy has grown from strength to strength and I feel still the best is yet to come. This is not over, it has grown and it is best going to come. So, I don't want to ask further questions, I want to sit and take *[unclear audio]* in the way of acquisitions, in the way of dividends and in buybacks. With this I support *[unclear audio]* I wish my Company all the best. Especially, I wish all the Infoscions good health because health is *[unclear audio]*. Once again, I say thanks to the entire team for giving this patient hearing.

A.G.S. Manikantha

Thank you, ma'am.

May I now request the next shareholder, Mr. Shailesh?

Shailesh, Sir, kindly go ahead and ask your question.

Shailesh

Yes, Sir. Respected Chairman, distinguished directors, the management team members and the members of Infosys.

Sir, let me first congratulate the entire Company for getting one more year of excellent results financially and in all other activities. Sir, the presentation by the Chairman was excellent. And it was further supplemented by the Managing Director. Sir, I have become wiser, as far as our company's working is concerned and more satisfied than what I was. Now, I wish to also appreciate the services of

the secretarial department, which has enabled me to participate in this meeting. Sir, with this, I would like to ask two or three questions. Sir, my first question is that there are frequent changes in technology, particularly in recent times, and this trend is likely to continue. Sir, what I would like to understand is how fast our employees get adjusted to this changing situation in such a fast way. Are we encountering any problem in this particular situation? Sir, my second question is regarding the world economic growth, which is likely to remain low in the current year also. Sir, our business has a direct relation with the GDP, world GDP. Sir, my question is that I'm sure some of our businesses must have also been affected, not canceled but delayed. Sir, what I would like to know is which of the verticals of our business has remained unaffected or least affected and which vertical has been affected to the maximum. And Sir, my last question is regarding the security, cyber security. Our business is so very sensitive and data preservation etc. is extremely important. And we also hear many cases that this safety and security is breached. Sir, what I would like to know is what steps we are taking in this particular field. And Sir, lastly, before I end, I would like to appreciate the excellent work being done by Infosys Foundation under the leadership of Mrs. Sudha Murty. I would also like to add that all our promoters in their individual capacity also, they are working to the society in a very big way. Well, the nation is proud of all of you. And I hope you will continue to make the progress as you have been doing in the last so many years. With all this, my *pranaam* and best wishes to all of you.

A.G.S. Manikantha

Thank you, Sir.
May I now request the next shareholder, Shrenik Mehta. Sir, kindly go ahead and ask your question.

Shrenik Mehta
[Missing audio] Mehta from port city of Jamnagar. Age-wise, I'm 70+, and I'm a minority shareholder. Academically I am M.Com LLB, advocate, and I'm a long-term investor in share market also, as well as I'm a sub broker on NSE. That is my short introduction. My DP ID is IN30097410028000.

Our beloved Chairman, Nandan Nilekani Saheb, Salil Parekh Sir, the Board of Directors, Mr. Manikantha, our Company Secretary and his secretarial team. First of all, I would like to convey my thanks to all of you for giving me an opportunity to speak at the 42nd AGM. My questions are: Sir, it is said by our very good, loved Motilal Oswal Financial Services, share market *ke baare mein bola jaata hai, bhaav Bhagwan hai.* [It is said about the share market, that price is God]. If so if I translate into English, *shaayad* [maybe] Nandan Nilekani doesn't know Gujarati, price is like, for share market, price is like a God. Now I am coming to the Infosys. From all-time high, today, our Nifty has again touched back. And IT index is minus 8% whereas our Infosys price are minus 22% as on today. That much underperformance, Nandan Nilekani, Salil Parekh Sir, and Manikantha, our company's price has done. And *[unclear audio]*, I have put much more weightage in my total portfolio of my total holding. So it is quite concerning to me.

Now, let me come to second point. Sir, during last three-four AGMs, me and other shareholders are requesting the Board of Directors to do buyback through tender route. Then again also, after so many requests, you have not accepted our request and last buy back was through open market operation. So, we don't get direct benefit. Now Manikantha, question to you. If I'm not mistaken, from 1st April

2024, recently Sebi has passed an order that from 1st April 2024, all buyback will be through tender route. Kindly confirm whether my understanding is correct or not, because personally, me and my Jamnagar Chamber of Commerce have represented to SEBI that buyback should be compulsorily by tender route, not by open market operations. Kindly confirm in your answer.

I think dividend policy, I think 85% you are returning back, so, I don't have much question about it.

But now, Mr. Salil Parekh and Nandan Nilekani. What about organic growth and inorganic growth for future? About Salil Parekh's address, much talk about artificial intelligence but as I'm a student of commerce and law, I don't understand much but as a shareholder, I would like to know, will artificial intelligence support our working or it will distract our working? Please throw some light in simple language, who can understand, a student of commerce and law.

Manikantha, now question is to you. Every time, I have to cast my vote through these my demat account. When I go, that NSDL site shows my email and my mobile number is not registered. Then I lodge a complaint with my deposited participant, Marwadi Shares. They say we have already registered your number. Then I lodge complaint with NSDL. They say we have also registered your mobile number and email id perfectly. *Toh bola problem kahaan hai, Sir?* [Sir, where is the problem?] So, why e-voting site says so? *Uske kehne ka matlab yeh hai, NSDL ka.* [What the NSDL is saying is…] I got reply from NSDL, *ke jo aapka transfer agent hai, transfer and register, KFin Tech, woh puri tarah se hamara data uthathe nahin hai. Iski wajah se aapka email and mobile number does not show.* [Your register and transfer agent, KFin Tech does not take the data completely. This is why your email and mobile number do not show] while you want to do e-voting. *Phir unhone koi special password bhi de diya.* [Then they gave me some special password.] Then I was able to cast my vote and register myself.

And last point, Sir, you are doing so much of Corporate Social Responsibility work. I'm from Jamnagar district. It is my humble suggestion that do some corporate social responsibility in my district of Jamnagar, in consultation with Member of Parliament, Mrs. Poonamben Maadam. Thank you for giving me an opportunity and as a shareholder, I'm quite happy. But, my price, share price of Infosys are not going and you are not doing buyback by tender route. So, these are my two grievances, please. Thank you all.

A.G.S. Manikantha

Thank you, Mr. Mehta. Now, may I request Mr. Kaushik. Kaushik, kindly go ahead and ask your question.

Kaushik

Yes, I'm audible?

A.G.S. Manikantha

Yes, Sir. You are audible.

Kaushik

Yeah. So good evening, everyone. I am honored to have the opportunity to speak with you all today. I want to start by thanking the Board of Directors for giving me this chance to address you all once again. As many of you will remember, my name is Kaushik Sowcar, and I'm a chartered accountant from Mumbai. I have been facing physical challenges due to dystonia, which has affected half of my body paralyzed, impacted my right hand, my right leg and speech. However, I have not let this challenge impact my passion for accounting. However, I do need your support to continue to be self-reliant. I have been reaching out to you for last few years. But it seems that my request has gone unheard. I understand that you may be having been busy with other things, important things. But I would like to know the reason why my request has not been given the attention it deserves. I want to make it clear that I'm not looking for any freebies, free money. I'm simply asking for help to ensure that I continue to work to the best of my abilities. As a practicing chartered accountant, I value independence and self-reliance, and I hope that you can appreciate my desire to maintain the independence. Thank you for considering my request. I strongly believe that with your support, I can make significant contribution to our organization and positively impact society. I eagerly await your response and sincerely appreciate the time and attention you have given me today. If you're interested and willing, I would greatly appreciate the opportunity to meet you in person. Thank you. Thank you so much.

A.G.S. Manikantha

Thank you, Mr. Kaushik. Now, may I request Mr. Santosh? Santosh, can you kindly go ahead and ask your question?

Santosh Kumar Saraf

Maananiya aadyakshji, upasthith netayein and sadasgan, adhikarigan, aur mere shareholder bhaiyon behenon, jo aaj video conference ke through present hai, main Santosh Kumar Saraf se, aap sabhi ka namaskar karta hoon. Aur visheshkar hamare Manikantha ji ko bhi namaskar karta hoon, jinke ache [unclear audio] aur unke team bhi bahut ache hai, unko bhi dhanyavaad deta hoon.

[Respected leaders, Board members, and fellow shareholders, who are all present on video conference today, namaskar from me, Santosh Kumar Saraf. Namaskar also especially to Manikantha and team and thanks to them for enabling this.]

Sabse pehle dhanyavaad deta hoon, Sir, is saal aapne jo [unclear audio] jo dividend diya hai, who high dividend hai, iske liye dhanyavaad deta hoon. Doosra, Sir, main aapko iske liye bhi dhanyavaad deta hoon ke aapke yahan 39.4% women employees hai, out of 3,40,000. Aur iske saath dukh is baat ka hain ki women employees toh 40% hai, female directors sirf 12% hai. Toh main chahunga future mein ek director aur laake isko kam se kam aage badhane ka koshish karenge. Jaise aapne kahaan women empowerment ke liye aap kaam kar rahen hai, toh directors ke andar women empowerment nahin dikh raha hai. Iska dhyan rakhenge, Sir.

[First of all, thank you, Sir, you gave high dividend this year, thank you for this. Secondly, I would also like to thank you because Infosys has 39.4% women employees out of a total of more than 3,40,000 employees. But, it is also sad that even when women employees make up 40%, female directors on the Board is only 12%. So, I hope that in the future, you will hire a woman director to increase this. You said you were working for women empowerment, but this women empowerment is not seen among directors. Hope you will keep this in mind, Sir.]

Sir, last year, aapke active clients 1,872 hai, Sir, Toh isme abhi new client kitne hai? [unclear audio] Agar aapke pass report hai, toh batane ki cheshta kariyega Sir.

[Sir, last year, you had 1,872 active clients. How many of these were new clients. If you have the reports, please share with us.]

Sir, how many employees work from home? Percentage kya hai, unke numbers kya hain jo abhi work from home kar rahe hai, Sir? Aur Sir, iske saat mein yeh hai, Sir, ke aapke yahaan jo buyback jo aapne kiya, uska value, how many billion? Aapne highest price mein, 1539 mein buyback kiya Sir lekin humein mila nahin, milta toh aaj humein kaafi help hogi. Toh future mein, hum chahunga Sir aap buyback jab bhi karen, toh is route se karen, tender ki route se, jaise Wipro wale kar rahen hai. Usse aap actual benefit jo shareholder ko dena chahenge, who unko milega. Otherwise kya hain ki immediate jo sell karte hai, unko mil jaata hai. Hum jo bache long-term investors, jo aapka shares bechna nahin chahte hain bazaar mein, who loser hote hai. Sir, iske baare mein zaroor vichar kariyega. [unclear audio] Zaroor vichar kariyega, jo aapke loyal shareholder hai, woh toh bazaar mein maal bechte nahin hai. Actually, unko tender ki through agar milta hai, toh benefit hota hai, otherwise benefit nahin hota.

[Sir, how many employees are working from home. What is the percentage of those who are currently working from home? Also, Sir, what is the value of the buyback you have done? Your buyback was done at the highest price of 1,539 but we didn't get it. IF we had got it, it would have been good. In future, I hope you will do the buyback through the tender route, like Wipro does. By doing this, the actual benefit that you want to give shareholders will reach them. Else, whoever sells immediately will gain. For us, your long-term investors, who don't want to sell in the open market, we become losers. Sir, please think about this because your loyal shareholders, they won't sell in the open market. If they get it through the tender route, they will benefit. Otherwise, they don't get any benefit.]

Main zyaada say nahin loonga. Sir, main yeh chahunga ki is saal kitne new employees aapne add kiye hai, unke numbers kya hain aur Sir, unke female percentage kya hai. Zyaada samay nahin lete hai, ek baar phir hamare jitne bhi director hai, jitne bhi adhikari hain aur jitne bhi shareholders jo video conference pe hai, unko aur unke parivaar ko shubhkaamnayein deta hoon. Aur Bhagwan se prarthana karta hoon, jo 2023 ka financial year hai, who sabhi ke liye healthy, wealthy, prosperous ho. Ek baar aur Secretary and unke team ko dhanyavaad deta hoon, unke kadhi mehnat ki kaaran, dry run ki kaaran hum meeting attend kar sakte hai. Namaskar.

[I won't take too much time. I would also like to know how many new employees were added this year, and what was the percentage of female employees among them? I once again wish the people on the call and their families all the best and wish the financial year 2023 will make them healthy, wealthy and prosperous. Thank you once again to the secretarial team, whose hard work, and dry runs, helped us participate in this meeting. Thank you.]

A.G.S. Manikantha

Thank you, Sir. Thank you, Mr. Santosh. Now, may I request Mr. Dharav? Mr. Dharav, can you kindly go ahead and ask your question?

Dharav Jamedar

Yeah. Good evening and greetings of the day to the respected Chairman and all the Board members of the company. My name is Dr. Dharav Jamedar. I'm from Surat, Gujarat. My DP ID is IN303028. First of all, I would like to congratulate each and every stakeholder of my Company on performing tremendously well, outperforming the peers and posting robust numbers, both on Q-o-Q and Y-o-Y basis. Sir, every year it is an honor and a memorable moment to get an opportunity to have an insightful conversation with you on different aspects. I would also like to acknowledge and appreciate the efforts of corporate secretarial department. Some of my questions which I would request you to address are first, apart from the cloud capabilities and differentiated digital services, which segment might be the third pillar to the stellar growth in the coming years. Second, what is my Company's strategy of maintaining higher ROE despite suffering from the issue of lower margins? Third, how is my Company going to improve its free cash flow conversion in this particular fiscal year? Fourth, apart from leveraging more on generative AI capability, what are the steps that my Company is taking to improve the productivity within the company? Fifth, considering the company's BFSI segment has only 2% exposure in USA's regional banks, which segment of yours do you think shall be highly and which segment will be least impacted by the case, case being that US goes in recession? Six, what according to you, shall be the role of IT services five years down the line factoring in all the recent developments of AI and many such things related to it? Seven, what steps has my company taken for the well-being of its employees in this last fiscal year? I wish all the best to my Company for this current fiscal year. Thank you, Sir.

A.G.S. Manikantha

Thank you, Mr. Dharav. Now, may I request Ms. Shruti. Ms. Shruti, kindly go ahead and ask your question.

Shruti Saraogi

Good afternoon, respected Chairman Sir, and members of the Board. I am Shruti Saraogi, a proud shareholder of Infosys, folio number 300693 joining in from Kolkata, and a member of the Kolkata chapter of Millennium Mams. I have two questions, Sir. An important part of our operations is human resources. As we know, there is a shortage and attrition rates are high in the industry. Do you think it

would be a good HR policy to provide accommodation? Theoretically, if we put up a campus in Mysore with the new Mysore-Bangalore highway, the distance is only one hour. This could be on the lines of the GIFT city in Gujarat, where all facilities are available. This would help reduce attrition rates. Please share your views on that. Secondly, ... about AI replacing humans in many work areas and being a threat. On which side of the opinion spectrum are you and why? Thank you so much, Sir.

A.G.S. Manikantha

Thank you, Ms. Shruti. Now, may I request Mr. Om Prakash? Mr. Om Prakash, kindly go ahead and ask your question.

Om Prakash Kejriwal

Am I audible, Sir?

A.G.S. Manikantha

Yes Sir, you are audible.

Om Prakash Kejriwal

Thank you.

A.G.S. Manikantha

Sir, please go ahead with your question.

Om Prakash Kejriwal

Thank you, Sir. Good evening, Sir ji. And good evening to everybody attending this AGM. Myself, Om Prakash Kejriwal *[unclear audio].*

A.G.S. Manikantha
Yes, Sir, we can hear you. Kindly go ahead with your question.

Om Prakash
Yeah, right. Thanks to our secretarial team for helping me register as a speaker shareholder. Sir ji, this is my first AGM only due to virtual. Thought I am your very old shareholder, it is just an opportunity for me to speaks and join this AGM virtually sitting in Kolkata. *New technology ka kamaal hain Sir ji.* [It is the magic of new technology, Sir]. If possible, please follow this type of virtual AGM in next year also.

Sir ji, what a performance! Mind-blowing performance! *Iske liye aapko, aapke sabhi Board of Directors ko, aur employees ko bahut bahut dhanyavaad.* [For this, thank you and Board of Directors and employees too.]

On equity of ₹2,074 crore, our total income is ₹127873 crore, *matlab* [meaning] one lakh twenty-seven thousand eight seventy-three crore on a standalone basis and our net profit is ₹23,268 crore. It means EPS is ₹55.48, 10% more than previous year and dividend is ₹34, means 62% distribution of net profit. Very good distribution Sir ji. Thank you once again. You are an Indian MNC. Beauty of our Company. Our total income is increasing every year. Our net profit is increasing every year. Our EPS is increasing every year. Our dividend is increasing every year. And our equity is decreasing every year. This is the beauty of our Company. *Ek shareholder ko aur kya chahiye, Sir ji? Bahut bahut dhanyavaad iske liye*. [What more does a shareholder want, Sir? Many thanks for this.]

Sir ji, today my dream come true. Today, I'm interacting with a scientist, an innovator, a good human and a donor. Mr. Nandan Nilekani Sir. Sometime back, I came to know from media that you donated a good amount of money to IIT Mumbai. *Acha laga Sir sunke*. [Felt good to hear that, Sir.] It will be helpful in developing a new crop of students. You developed Aadhaar card, which is helping today our country too much. Thank you, Sir ji.

Mr. Salil Parekh, you are also a great person, you are helping our country in several ways. You developed new software for our Income Tax department, which is working well today. Sir ji, ek-do question hai. Driverless car – How much it has been developed? Second: Artificial intelligence, which is also called AI. Unemployment increases after 2-3 years. How it will affect human life, means what is its side effects? Third, any modification in guidance? Previously, you have given downward guidance. You have sent your new contracts 2-3 times back. Iske baad aapke guidance mein kuch change hua kya? Iske liye thoda sa bataiyega. [After this, is there a change in your guidance, please tell.]

Thank you. Thank you, Sir ji. At last Sir ji, please maintain your smile and be cheerful. We are always with you as a long-term investor. Thank you. Thank you.

A.G.S. Manikantha

Thank you, Mr. Om Prakash. May I now request Srirama Vinoda Adilakshmi? Ma'am, kindly go ahead and ask your question.

Srirama Vinoda Adilakshmi

Good evening, Chairman Sir and members of the Board. I'm a member of Millennial Mams, Bangalore Chapter, and a proud shareholder of Infosys. I would like to ask you two questions. My first question is, recession is looming large in America. It is affecting revenues, given that the North American business grew only 6%. Sir, in this condition, what is your view about Infosys in the next three years? And my second question is how is Infosys investing in employee upskilling and reskilling to adapt to emerging technologies and meet changing client demands? Thank you.

A.G.S. Manikantha

Thank you, ma'am. May I now request Mr. Hiranand Kotwani? Sir, kindly go ahead and ask your question.
Sir, we can't hear you. If you can unmute and ask your question.

Hiranand Kotwani

I'm audible, gentlemen?

A.G.S. Manikantha

Yes, Sir. We can hear you now. Kindly go ahead.

Hiranand Kotwani

Thank you. Thank you. It's great pleasure to join you, Infosys. Highly respected and humble, our Chairman and other dignitaries attending this meeting. So many questions have been asked, nothing more to add. Just one question to Mr. Chairman, because his address was too good. And Salil has already given us a picture. The question remains not to ask. But, certainly I have one question regarding to the fluctuation in dollar. Mr. Chairman, what is the contingency plan, if the dollar crashes? How you will see the future growth of industry, particularly IT, globally? How the growth and future of our organization will be? Thank you and good luck ahead.

A.G.S. Manikantha

Thank you, Mr. Hiranand. May I now request Mr. Alex? Mr. Alex, kindly go ahead and ask your question.

Alex Punnen

Hello, am I audible?

Manikantha

Yes, Sir. You are audible.

Alex Punnen

Good afternoon, everyone. Good evening, everyone. Thanks for this opportunity. So I am Alex Punnen joining from Bangalore. I'm a minority shareholder, actually. So I'm also a software developer for around 20 years. So my question is related, something related to generative AI. I had to ask this actually, I couldn't sleep. So basically, I've been using this and I know the power of this actually. So it increases productivity by around 30 to around 90%, depending on how it is used. So, the thing is that, which Chairman Nandan Nilekani Sir and Salil Parekh Sir have told about Infosys Topaz™ and

externally how clients are using it and are needing that. But, my question is internal looking. So if you don't adapt to this, this is going to be a threat, actually to our Company, actually. So maybe this is already getting reflected in the market. I'm not really sure. But what is the plan, short-term and long-term of Infosys in leveraging this technology for increasing productivity and quality? And, there are a lot of implications to this. So what is our Company doing related with this? So it's a hard question, but I had to ask this because, yeah, this is on top of my mind, actually. But thanks once again, for this opportunity.

A.G.S. Manikantha

Thank you, Mr. Alex. Now, I will request Mr. Athanu Saha. Athanu, kindly go ahead and ask.

Athanu Saha

Ah, yes. Am I audible?

A.G.S. Manikantha

Yes, Sir. You are audible.

Athanu Saha

Yes. Namaskar. Good evening. And also good early morning to our world. Because Infosys it works never sleep. Sir, I Athanu Saha, a shareholder of Infosys. My respected Chairman, and Board independent directors, and my Company Secretary and his total team, and all personalities and all my shareholders present in this virtual meeting.

Sir, I thank you that I get this opportunity to speak. Sir, today, it's 28 June, 2023. Our company organizing its 42nd Annual General Meeting. Sir, previous shareholders, they arise number of questions, so not necessary to repeat. So, my just two or three questions. How many MSMEs participated in this year? And how Infosys manage its Metaverse Foundry and explain cost of sales in this financial year, and how we do return and returning to green initiative and sustainable all developments? And how our company combat with climate change situations? *Dhanyavaad*. I, Athanu Saha, with a good year ahead, with good result, and good health to everybody. Now, I am hand over to our moderator. It's Infosys, which Navigate our Next. *Dhanyavaad. Namaskar.*

A.G.S. Manikantha

Thank you, Mr. Athanu Saha. Now, I will request Mr. Sadananda Shastri. Sir, kindly go ahead and ask your question.

Sir, kindly unmute and ask your question.

Hello.

Hello.

Sadananda Shastri

Hello.

A.G.S. Manikantha

Sir, we can hear you now. Kindly go ahead and ask your question.

Sir, I think again, it has been muted. If you can unmute once again, please.

Yes, Sir, please go ahead. Yes, Sir. We can hear you. Kindly go ahead.

Sadananda Shastri

Good evening, I'm Sadananda Shastri from Bangalore. My number is 11702201.

First of all, I thank the Board for having given a nice performance. But however, a profit growth of growth is 1,962 crore, which is lesser than earlier years. I'm sorry to say shareholders are losing dividend benefits in the form of TDS that even though they are not liable for it. It may be due to lack of the guidance from the Company's team concerned. Lot of confusions are being cropped up in submitting Form 15 H. What particulars the coordinators team is required, we do not know. Neither they will disclose it nor rectify it. With this, I have lost many thousands. During our earlier years, proper guidance from the team is needed, Sir. Sir, I will go by page-wise from the report, purely from the report, I will not deviate anything. *[Unclear audio]*

Report page no.19, in revenue geography, India has secured the least place – 2.6% How do you uplift this? Is there any negligence in the Indian market?

Page no. 22, in the column Term Ending Date of Chairman, you have used the abbreviation NA. How do you justify the word NA when all other directors are having ending date? Is the word NA appropriate?

Page no. 45, it is pitiable to note revenue growth is negative of 0.4. How the company will bring it up to positive in the current year?

Page no. 46, you have said 1,357 employees disclosed their disability. What is its meaning? Does it not affect the image of the Company?

Page no. 58, Board's report, an excellent amount of income of 268 crore is taken out from profit towards comprehensive item to make round the other figure to 23,000. What is this item, Sir?

Page no. 163, in transfer of reserves, it is said that you have not transferred any amount to reserves. Does it not speak about the stability of the company?

Page no. 66, that is resignation of directors. Many stalwarts like Mrs. Kiran Majumdar, Mr. Ravi Kumar, Mr. Mohit, etc. are leaving the Company. How do you safeguard the image of the Company?

Page no. 70, out of 98 subsidiaries, some like Unit 15 – Shanghai, 33 – Base life, 38 – Malaysia, 53 – Turkey, 88 – Germany, are incurring loss. How do you struggle hard to bring these to a positive line?

However, Panaya is shining now, thank you very much for that.

Page no. 81, in the remuneration of managerial personnel, 287 crore, more powerful *[unclear audio]* profit. Why can't the personnel adopt the ethics and follow the other company's CEO sacrifice in the interest of company first as well as company's employees?

Page no. 83, congrats for the company's second place in top 10 in remuneration. In what way this rank benefits to the Company? Do we see first rank in the next year?

Page no. 219, Balance Sheet, why there is a large variation in investments in standalone and consolidated, that is, 23,686 crore versus 12,569 crore.

Lastly, page no. 301, in other expenses, 130 crore increase in credit loss. Can the company adopt strategies to reduce interest to nil, whether this would be a hit for the current year profit? Thank you very much, Sir. See you next year in our Bangalore only, in a physical meeting. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Sadananda Shastri. Now may I request Mr. Manoj to kindly go ahead and ask the question.

Manoj Kumar Gupta

Hello. Hello. Can you hear me?

Manikantha

Yes, Sir, we can.

Manoj Kumar Gupta

Good evening. Good evening. Respected Chairman, Board of Directors, fellow shareholders. My name is Manoj Kumar Gupta, I've joined this meeting from my residence, Kolkata.

First of all, I thanks to you and your team for the excellent result of the Company for the year 2022-23. But I have a great respect to you, Mr. Nilekani. But I could not recognize you, after seeing you today through VC. That is, last five years, everything has changed. Your hair has become white. Because when I meet you five or six years back in Delhi, you looked like as a young man. Today, your age is saying that you become between 60 to 70. But anyway, I wish to God for your healthy and prosperous, safe long life. And thanks to our MD, Mr. Parekh, whose nice presentation that the shareholders will inspire and the market will boost tomorrow because on his presentation. He has given a nice presentation. And thanks to Mr. Manikantha and his team for their excellent job to *[unclear audio]* the small shareholders, to help the small investors to join this meeting through VC. Such type of people should be in the corporate sector that can help the people too. Please convey my best wishes to our founder, that his son-in-law has become the PM of UK. Because I know that one thing, those have ruled on us for 200 years. Now we have got a chance to rule on them, after 200 years. So, please convey our best wishes to him. That his son-in-law has got success, ultimately, to be PM. And, thanks for your dividends, Sir.

And what's your policy for CSR? Have you any plan to expend some amount in this part of the country to do something for the community and the society under the CSR? And, Sir, there was a media report some days back after the close down of the work from home, several young generation people tendered their resignation in TCS and Infosys. Sir, what is the status, how many people have tendered their resignation, after shutdown of window of work from home. And Sir, have you got any other work of the government like the Income Tax? Have you any plan to bid to get further job of the government of India or any state government?

And I have no plan to say of the cybercrime itself. Have you any plan further to launch any buyback and plan for new campus in northeast? Northeast is growing up after become the anti-government. So, think about that to launch some new campus in Northeast to give a young generation chance to take a campus.

Any plan to split the shares, increase the liquidity in the market? Sir, have you any plan to tie up with the IRCTC for railway work through Infosys? Thank you, Sir, once again, thanks to your Company Secretary and his team for their support to the small investors to help join this meeting through VC. Namaskar.

A.G.S. Manikantha

Thank you, Mr. Manoj.

May now I request Mr. Ashish to kindly go ahead and ask the question?

Ashish

You can hear my voice, Sir?

A.G.S. Manikantha

Yes, Mr. Ashish. We can hear you. Kindly go ahead.

Ashish

Respected Chairman and Board of Directors, firstly, I thank the Company Secretary to connect this AGM today.

I hear the news about the employees working at home three days and three days in office. *[Unclear audio]* Why are we working at home?

Also, you have gone for buyback. You are going to the open market. Why are you not going through tender offer route? Small shareholders can participate. I cannot understand that point, Sir. Please clear it. Also, I have given my vote. I do not want to take your time. If you can reply to my queries by name, I am thankful to you. Thank you so much.

A.G.S. Manikantha

Thank you, Mr. Ashish. Now, I will request Mr. Keerthi Shah.

Keerthi Shah

Chairman Sir, my name is Keerthi Shah. Good afternoon. You are showing a steady performance every year. Last quarter also, you have a turnover of ₹32,000. This quarter also it is ₹30,000 crore and profitability is also ₹6,000 crore, same. What is your plan for the future? Revenue will be increased. Net profit will be increased. What is your future plan? Why steady growth only?

Chairman Sir, I have sent you so many emails. But you are not replying with full details. Why? Chairman Sir, you have to follow corporate governance. You are not following corporate governance, Sir. Kindly, I expect you are now following the corporate governance. I will remind you once again. Kindly follow the corporate governance and then reply in full detail to my email. I wish you all the best. Thank you very much.

A.G.S. Manikantha

Thank you, Sir. May I now request Mr. Redappa?

Mr. Redappa, kindly go ahead and ask your question.

Redappa Gundluru

Yeah, thank you, Manikantha.

Is my voice audible, Sir?

A.G.S. Manikantha

Yes, we can hear you.

Redappa Gundluru

Thank you. Thank you. Thank you.

Mr. Nandan Nilekani Sir – dynamic leader, Aadhaar chairman, my company's backbone. Thank you. Namaste Sir.

Salil Parekh ji, Nilanjan Roy ji and Manikantha ji, and all the other directors, independent directors, auditors, scrutinizer of this AGM and my fellow shareholders of this video conference. Good evening. Namaste. Sir, my name is Redappa Gundluru. I'm from Hyderabad. I'm a financial advisor with the Motilal Oswal. Sir, as a shareholder, I'm very happy about the company's performance for financial year 2022. As usual, Sir, thank you so much. Chairman Sir, you have given very good speech about my company's performance during the last financial year. I would like to share my experiences about the physical AGM. Nandan Sir and Salil Sir, you are both the backbone of my company. I have very good memories and very good photographs from physical AGM 2018-19. Nandan Sir is a very good person. I have requested for a photograph, and he immediately accepted. He asked the security people to allow and took the photograph. It was a wonderful moment of my life, Sir. Thank you so much. That's the reason I'm waiting for this AGM for the last one year. Thank you so much.

Sir, I would like to thank this corporate governance. Earlier, a shareholder spoke about the corporate governance. I'm not agreeing with that. Our corporate governance is very wonderful. Ethically, accountability, transparency of accounts, everything is there, Chairman Sir. Please keep it up and special thanks and kudos to my Company Secretary, Manikantha and all the KMPs of my company.

Nandan sir, I wanted to highlight the work you are doing for the society and the IIT technology. Wonderful, Sir. Nowadays, IIT students are very much needed to develop our country. I congratulate you for this wonderful and generous donation to the IIT for supporting the infrastructure and improvements, research and deep technology startup ecosystems. It shows you are the technology person. My company is technology, but you are developing another society for IIT students. Really, I am touched, Sir. Wonderful decision by my company's Board. Thank you so much and congratulations Sir.

Despite of adverse of macros, enterprises continue to reevaluate to their cost to structure and strengthen their business to resilience. Additionally, they are adopting technology investments to foster agility. Sir, there's no need to tell about my company's financials. Wonderful, strong and consistent performance. Thanks for dividend. Congratulations to the wonderful team, the CEO team and technical members. All people are wonderful, Sir.

Sir, we have received very wonderful awards. Congrats for many more awards and achievements. Also, CSR is very wonderful, Sir. No need to say about our work with the Foundation and I have also gone through the all the separate annual report for the Foundation. Thank you so much, Sir.

Mr. Chairman, I have three questions:

First question, Sir – what is the future vision for the next of couple of years?

And in last few quarters, Infosys has seen high profile exits at Delivery level. Since high-level exists are at Delivery level, could you potentially halt project timelines in the short-term?

Third question, Sir – Financial year 2024 revenue guidance was 4-7% Y-o-Y. CCA optically looks soft versus peers. Does the company see at revising any guidance for the coming quarters?

Another question, Sir. Any updates on mega deals which are 500-million US dollar?. Please comment. Infosys is at the forefront of adoption for technologies. What is the current percentage top-up line and what is the growth expected in financial year 2024-25?

Yeah, I have a couple of questions. I'm going to conclude. Thank you.

Sir, another question. Infosys margins may remain subdued over the next three years - financial years 2024 to 2026. What are the levers available to get back to financial year 2016 or 2022 levels?

Another question – strong growth in digital revenue but at the same time, a decline in core and non-digital revenue. How does the company plan to maintain growth in digital and non-digital revenues?

Another question – the management sounded cautious about the outlook demand scenarios from North America during Q4 financial year 2023. How is the outlook after Q1 FY24?

Final question Sir – In Q4 financial year 2023, there was weakness in Retail, Hi-Tech, Financial Services and Telecom segments due to unexpected ramp down. So, what is the outlook after Q1 financial year 2024? These are my observations. And I have already submitted all the resolutions and thank the Company Secretary department, Manikantha and other employees and teams for the wonderful support for the smooth functioning. Thanks once again, Mr. Chairman Sir. I'm happy to see you healthy and fine. And all the Board of Directors, I wish all the best and hopefully, in the coming financial year, under your leadership, my company will achieve many more higher awards and recognitions and many more milestones under the leadership of my one and only leader, Nandan Nilekani. He's the strong pillar of my company with the support of all the Board of Directors. Thank you, Salil Sir, in the last five years, very wonderful, you are hardworking Sir. Thank you so much for giving this opportunity. I wish good health to all the Board of Directors. Thank you, Manikantha ji.

A.G.S. Manikantha

Thank you.

May I now request Mr. Manoj?

Mr. Manoj, kindly go ahead and ask your question.

Good afternoon, Sir.

Yes, we can hear. Kindly go ahead Sir.

Manoj Kumar

First question is what is our future outlook on core? Number one, how are we are geared up to tackle upcoming recession in the US and European market and adverse impact of foreign currencies? Second one is what are our plans to achieve sustainable financial growth and next point is return on earning targets for upcoming three to five years. That is what I just want to understand. And another one is that question has already been answered I think. How are we geared up for the technical disruption?. So that, with Salil Sir's good presentation, I got the answer well in advance.

Last question is while going through the Balance Sheet and P&L, I was just wondering what is the reason for 84% increase in travel expenses, and what is the reason for 60% increase in cost of software Y-o-Y. I found that these two are major factors which have brought gone down our profitability by 2%.

Although, there is an increase in revenue from operations of 20%, our PBT has dropped by 2%. I feel these are the two major causes – 84% increase in traveling expense and 60% increase in cost of software Y-o-Y. So, I just want to understand the reason for that. Thank you.

A.G.S. Manikantha

Thank you, Sir.

May I now request Mr. Srikantha? Sir, kindly go ahead and ask your question.

Srikantha

Respected Chairman, MD, Board of directors, employees of Infosys and fellow shareholders, *namaskar.*

So, I was in for a very pleasant surprise when I met my auditor few days ago while I was filing my IT returns. The IT portal has been done so well, so effective by our own company, that earlier we had to give all the details to our auditor, like what are our earnings, expenses and everything. But now, to my surprise, everything is captured there. Even a small amount of ₹25 dividend from a company is captured there. This is fantastic. My congratulations and applause to the team who have done the hard

work here. And in fact, I remember last year, there were a lot of glitches and trouble, but you're able to overcome everything and this is quite wonderful. I think all the auditors would be very happy. With that, I have only two questions.

Sir, Infosys is known for giving special dividends on reaching each and every milestone. I remember when Infosys reached 25 years' operations, they declared a fantastic special dividend. Likewise for 30 years. Now that you have completed 40 years, I am yet to hear something of that. So please, please do that. And coming to the question. This question was asked by a few shareholders regarding this buyback. See when Infosys announced a buyback of ₹1,850 per share, and it went to the market for the buyback and got it around ₹1,500 or so, why was this done? See, instead of going for a buyback, you could have awarded the shareholders with a special dividend. These are my two questions. Thank you, Sir. *Namaste.*

A.G.S. Manikantha

Namaste, Sir. Thank you. May I now request Mr. Bharat Raj?

Mr. Bharat Raj, kindly go ahead and ask your question.

Bharat Raj

Good evening, Mr. Chairman. I'm calling from Hyderabad. First of all, thanks to Mr. Manikantha for arranging a wonderful VC. Sir, first of all, congrats to the Board for completing $15 billion company. I'm very proud. Under the leadership of Mr. Salil, we are doing wonderful. Salil Sir, you successfully completed five years. I hope you remember at the physical AGM, you successfully completed three years like a marriage contract. Now, you've completed five years. Sir, I wish you that you retire from my company. I am telling you in advance that you should retire from my company. Under your leadership, Mr. Nilanjan Roy, wonderful performance and he's taking care of the dividend payouts and everything. I know how painful it is for him to arrange all these funds, but he is very maturely and very intelligently handling the financials, Sir. Thank you.

Sir, I thank my Chairman Mr. Nilekani for giving ₹350 crore to the IIT. Wonderful Sir. This is the beginning in the country. I hope more entrepreneurs will come and contribute something to the society. Regarding this dividend payout, thank you very much Sir.

When ex-CEO Mr. Vishal Sikka came, he gave two bonuses. Mr. Parekh, I'm expecting some something from you Sir. When can we expect bonus for you, Sir? Please look up to the bonus, Sir. Stop buyback and take care of at least one bonus because you successfully completed five years. At least this year, declare one bonus. One more thing. I want to bring your notice, Sir. You are a great leader. There is something I have seen in the Balance Sheet in page number 83. There are 78 sexual harassment cases. Last year, it was 25. It jumped to 78. I don't know what is happening under your leadership, Sir. Please look into the issue. Next time this shouldn't be happening. Discrimination cases are also 111. I'm very sorry Sir. You're a very good leader. If anything happens, somebody will point at

you. My intention is that my leader, my Dhoni, the captain of our team should not be in this position. You are the best leader, and you are captain of my team. We will always support you. I support everything for you and all the resolutions, Sir. Mr. Chairman, I requested Mysore visit and you successfully arranged it. Now, I am requesting Mangalore visit. Whoever is attending the AGM, please arrange a Mangalore DC visit only for those. In 2019 physical AGM, you said you will look into the issue. Now COVID is also over. So, whoever is attending the AGM, please arrange a visit to Mangalore and inform to Manikantha too, Sir. We hope we will visit next year for physical AGM.

Our prime minister is going all over the world Sir but why is my company not giving an opportunity to arrange a physical AGM? Next year, I hope we will have a physical AGM, get together and great gala, Sir. We will be happy to see you and meet personally. Once again, all the best for the upcoming year and my best wishes to the entire Manikantha's team. God bless you. Thank you for giving this opportunity. Thank you, Sir.

A.G.S. Manikantha

Thank you, Mr. Bharath.

May I now request Mr. Dilip. Mr. Dilip, kindly go ahead and ask your question.

Dilip

Yes.

A. G. S. Manikantha
We can hear you. Kindly go ahead and ask your question.

Dilip

Namaskar Sir. Nandan Nilekani Sir. Salil Sir aur aapke secretary staff ko bahut bahut dhanyavaad jinhone itna efforts karke aur iss meeting ko arrange kiya. Theen theen chaar chaar baar call karke humse trial liya. Itne badiya arrange kiya yeh VC. Fellow shareholders ne sab cheez bol diya. jyada bolne ke liye nahi hain. Main Jaipur, Pink city se bol raha hu. Aur, ek hi request thi aapse. Sir, ye jo open market se aapne jo shareholder buyback ki, uski jaga ye shareholders se kyun nahi ki jaate? Shareholder tho already loss mein hain, aur aap open market se ₹1,500 bhaav mein 1,850 ka share khareed rahe hain. Toh, yeh Sir, shareholders ke saath mein yeh galat hain dekhajaye toh.

Baaki toh sir, jo decision aap logon ne liya woh soch ke liya hoga. Lekin thoda sa minority shareholders ka bhi dhyan rakhna chahiye. Baaki sab ko bahut bahut dhanyavaad iss opportunity ke liye. Thank you, sir.

[Thank you to Nandan Nilekani Sir, Salil Sir, and the entire Company Secretary team for all the efforts you made to organize this meeting. The team called us several times for trial runs and made wonderful

arrangements. My fellow shareholders have already discussed everything. I do not have much to add. I am calling from Jaipur, the pink city.

I have a request, Sir. Why do not you go to the shareholders instead of going to the open market? The shareholders have already made losses, and you buy back a share worth 1,850 for 1,500 . That is completely wrong. That being said, I understand that any decision you made was well thought out. But please also think about the minority shareholders. Thank you for giving me this opportunity. Thank you, Sir.]

A. G. S. Manikantha

Thank you, Mr. Dilip.

May I now request the next shareholder, Abhirup Nandy?

Abhirup Nandy

Yeah, good evening, everyone. I'm Abhirup Nandy, shareholder from Kolkata. *Namaskar*.

Respected Board members and key managerial personnel, I have connected from the City of Joy, Kolkata. I'm very grateful regarding the financial performance. It is very strong whether it is growth or cashflow. All have been very strong. Very happy with the financial performance. I just want to know what our company is doing regarding the adoption and integration with the upcoming process of e-rupee and how it is adopting with the digital form of currency that RBI has launched. And what is our plan regarding our expansion of Cloud business, whether there is any plan for expansion? Rest, I'm very happy with the corporate governance of the company and also with the financial performance. That's all from my side. I'm Abhirup Nandy signing off. *Namaskar.*

A. G. S. Manikantha

Thank you, Mr. Abhirup.

Now, I will request Mr. Satish Shah.

Mr. Satish, if you can kindly go ahead and ask your question.

Satish Shah

Hello. Hello.

A. G. S. Manikantha

Yes, Sir. We can hear you.

Satish Shah

Hello.

A. G. S. Manikantha

Mr. Satish, are you there?

Satish Shah

Hello. Hello.

A. G. S. Manikantha

I think we have difficulty hearing Mr. Satish. Now, may I request, Ms. Suman Agarwal?

Suman Agarwal, can you kindly go ahead and ask your question?

Suman Agarwal?

Suman Agarwal

Can you hear me now?

A. G. S. Manikantha

Yes, I can hear you. Kindly go ahead now.

Suman Agarwal

Very good evening, Chairman Sir and all the Board members present. I am Suman Agarwal, member of Millennium MAMS joining from Kolkata and a proud shareholder of our company.

Sir, I would like to understand how the company is going to grow in the next five years. Will it be through inorganic growth, new verticals or the existing verticals? Please share your views. Thank you.

A. G. S. Manikantha

Thank you, madam.

May I now request Mr. Satish? Satish, if you have joined back, kindly go ahead and ask your question.

Mr. Satish?

Satish Shah

Hello… Hello…

A. G. S. Manikantha

Yes, Sir. We can hear you.

Mr. Satish, hello.

Satish Shah

Hello… Hello…

A. G. S. Manikantha

Hello, Sir. We are able to hear you. Go ahead and ask your question.

Satish Shah

Hello… Hello…

A. G. S. Manikantha

Mr. Satish, if you're there, kindly go ahead and ask your question.

I think Mr. Satish has some issue from his end.

With that, we'll come to the end of this question system from all the shareholders. Now I will hand over back to Mr. Chairman.

Nandan Nilekani

Thank you for all the questions.

While we provide the answers to the questions shortly, I would request the team to display questions received on the webchat and play videos which showcase the work done by Infosys during the past year.

[Video plays]

We will begin the answers to the questions. In this round, we are answering the questions that were raised in the web chat. After one round of web chat questions, we will come back with a round of questions from the video and audio questions that were just asked.

We'll start with my questions. I have three questions.

First question is - *Infosys donated to Open AI a few years back when they were a non-profit. Now they're incorporated for for-profit subsidiary. Is Infosys having a stake in that? If yes, how much does Infosys have? How is Open AI supporting Infosys as one of the early investors or donors?* This question is from **Ganesh Gopi**.

The answer is yes, Infosys was among the earliest supporters of the non-profit Open AI. And, we had made a donation several years back. We have no stake in the for-profit of the company. But we are delighted by the success that Open AI has achieved, and we wish them very good future with all the outstanding AI work that they're doing.

Second question – *what are the disruptions you foresee for industry in the near future*, from **Sreenivasa Rao Kilaru**.

It really is a very exciting time. There are a lot of changes happening in the world of technology. For the last decade, we had first whole migration for digital way of doing things using smartphones and so on. And then following that, we had the big wave of Cloud and Cloud migration, where Infosys plays with products like Cobalt. Recently, of course, there's the whole interest in AI and generative AI. Infosys is well-placed there with Topaz. So, all these changes are happening all at the same time. And we expect that in the next few years, all our global customers will have to fundamentally do a lot of changes to their technology and architecture. To leverage this, you will have to do things more efficient and become more cost-effective. At the same time, they will have to leverage all this, create transformation to create better business and better consumer experience. We're also at the beginning of many other mega trends. First is the whole green transition which includes decarbonization, which means that whole energy system for the world will migrate for the next several decades, from a hydrocarbon-based future to a renewable future means that the way we produce energy will go from having monolithic producers to millions of small producers, which has a huge impact on the grid means that instead of petrol pumps we will have gas stations, we will have charging stations. So, there's a huge decarbonization or climate change which is going to affect all our businesses. And of course, thanks to the geopolitics, people are now looking at how to make their supply chains more resilient, and allowing people to have multiple options, where they can produce and how it is shaped. Then of course, thanks, when also because of the whole security issues, you have issues of how to deal with cybersecurity, we have issues of how countries are going to become more able to defend themselves and so on. And of course, there's the whole telecom thing happening through the rollout of the 5g network. So, there are many, many disruptions or changes happening in the future. Now, I want to assure all of you that we at Infosys are fully seized of this, we are keeping a close eye on this. And we will make sure that we

understand these trends and changes and what they mean for our clients. We make sure that we can bring them best ideas and support that they can navigate the future successfully.

Third question is from the **Nani**, who is a member of this Millennium Mans, Calcutta chapter, seems to be very strong group. She says, Sir, *the world is divided as operations of AI is concerned. So which side do you belong?*

[No audio]

And deep fakes, it will affect our elections and our politics. So, there are many short-term issues with AI. And of course, there are some people who believe that long-term AI could almost have an extinction risk for our humanity. Yet, Infosys believes that AI has many possible powerful use cases. And therefore, we will use AI using our Topaz infrastructure and our AI-first thinking to bring about transformation of our clients. And we will do that using responsible AI. We'll make sure that the AI follows regulatory rules, privacy rules, and the accuracy rules that we need. So, we believe that AI can be a force for good with the appropriate guardrails. So, my question and answers, I now hand over to Salil to take his questions.

Salil Parekh

Thanks, Nandan. Now, to the questions that we have received from the web chat, I have a few that I will go through.

The first **from Mr. Vipul Kumar Shah**. *Will generative AI result in loss of jobs for coders or will it increase productivity, and what will be the impact on the profit of the company?*

Generative AI has a huge potential for impact with our clients. We see a lot of different projects that are already coming into the work that we're doing. We are working with both generative AI platforms, large language models, which are open source, and we are working with generative AI with different companies have put forward. We see productivity improvements, depending on different areas that could range from 10% to 30%. We also see a huge level of new type of work, for example, generative AI leveraging within companies, large areas of information, which are then sourced through for better usage. That data being used more precisely, for their purposes. We see that in vision, we see that in software development in various areas. So, our view is most times when new technologies are coming, that they have an impact which changes how our clients look at new technologies, and that expands the type of work that those new technologies are providing within clients. And there's also the need to of course, look at technologies over the past generations and making sure that they are integrated in. So overall, we see an exciting future that is unleashed by generative AI.

Next question, **Mr. Krishnendu Chakraborty**. *What will be Infosys view on future complete remote office or Metaverse, or similar platform?*

Here, we have really built a flexible approach to how our employees are working. Over the last several months and quarters, we've seen a steady increase in employees that are starting to come back into the office. We also see that there are office locations in newer areas that we've set up, for example in Vizag, for example in the Navi Mumbai, where we are seeing more and more employees starting to come into these offices. We believe over time, there will be more need for social connect and social capital. There are several clients who are requesting that the teams be working on campus for their projects and that is happening. And this is going on all around the world and within India for our employees.

The next question from **Mr. Munirathnamma Raghavendra**. *Where do we see Infosys in the next five years across different sectors, and the impact of AI into those sectors?*

Earlier what I shared on generative AI and Topaz; Topaz really has become the platform, the foundation on which all of our AI and generative AI work is being done. We have tremendous level of large templates, use cases and real client examples beyond generative AI on AI, as well. Each of these are impacting different industries in different ways. We see, for example, Financial Services industries are leveraging AI in a fast way to rework what their internal approach to data and information is looking like. We see a different approach coming in Telecom, we see a different approach coming in Utilities. And overall, we see the industries are all getting impacted in a way that will leverage more and more of AI, which is supporting data analytics, machine learning and overall generative AI into the future.

Our next question from **Mr. Sajit Chellappan** – *What is the long-term strategy for work from home policy for India-based employees?*

Again, building on the previous point, our focus so far has been to make sure that we have a flexible approach for our employees. And we've seen a tremendous positive reception from the employees all around India on this. We are making sure that the employees have the ability to work from home or work hybrid. In some cases, where clients are requiring it, we have employees and teams that are working within the campus. On a long-term basis, we see a mix of where people will work, where there will be a need for increased social capital to connect with people, to work with teams, to do new work jointly, and for mentoring and coaching of individuals. And we see the flexibility that will enable more and more employees to be part of the work system. So, we are seeing that as really the way the future is evolving. And we are also keeping a close track of how our employees are relating to it, and how our clients are relating to it to build this strategy as we go ahead.

Next question from **Mr. Vasudeva Rao**. The question is, *why are we not going for big acquisitions. COVID provided a good opportunity to acquire. Any plans in the future to go for big acquisitions?*

So here, our view is we have a very good balance sheet and a good position overall, with respect to how we can look at acquisitions. Our approach has been to look at things which will fit in strategically within a digital or Cloud or AI framework. And then look at what will be the way to integrate it, then we look at the culture of the company. And then we look at what is the method of running it day to day once the company has been acquired. Based on those, of course the price value, we make the

decision. We’re here today, looking across different sizes of acquisitions. As a potential company falls into the right buckets for those, we will continue to do acquisitions. We've also been mindful, as we've seen over the last two years, where some of the acquisitions that were initially of high value, the value has come down. So, we are now looking more carefully at the future of acquisitions.

Our next question from *[unclear audio] – what are the growth opportunities in Middle East and South America? And what are the current revenue percentages in in these markets?*

We have a presence in Middle East and South America. Those are low revenue percentages. We've taken a focus in the past few years, where it's been much more on North America, European, and other parts of Asia Pacific, specifically Australia and New Zealand to develop those markets. We've also built strategic joint ventures in Japan and in Singapore to expand our markets. We are now looking at the future where there's a huge set of opportunities in the Middle East. And we want to scale that market up as well. And we will see more and more focus into the Middle East as we go ahead.

Our next question is from *[unclear audio] – when will our investments in Metaverse start yielding revenue? How large do we expect revenue stream in percentage terms?*

As you may be aware, we have created what we call the Metaverse Foundry, which is widely accepted within our client base. Today, we are seeing more and more use cases and interest in that. However, it is at an early stage today of development. And we see over time, more and more interest in this.

Next question is from **Mr. Ramesh Babu Satrasala** – The *question is because of the slowdown in the economy for software and export, how is the impact on profit and fresh hires in the coming quarters?*

So here, the overall demand environment, as was discussed earlier, is changed. With the global economy slowing down and the GDP rate slowing down, we see now more attention of clients moving from digital and cloud transformation to cost efficiency and automation. And we are fortunate that even in the consolidation area, we have a lot of opportunities that are coming in. We just announced you may have seen a few weeks ago a memorandum of understanding with BP, the original British Petroleum, where there's a huge benefit to Infosys from consolidation and a tremendous opportunity in the future. We have also announced jointly with our client just a couple of days ago, a very large transformation and efficiency program in the Denmark market with Danske Bank. These are the sorts of opportunities we see coming about, and therefore we see our focus into those areas will continue to give us benefits. Those are the questions I had and now I pass it on to Nilanjan.

Nilanjan Roy

Thanks, Salil.

The first question I have is, *why are our margins dropping when most of our competition is doing fairly well? Is large deals eating the margins? What is the strategy to maintain good margin while having good growth?* And this is a question from **Jagirda Hanumesh Vasudeva Rao.**

So, in FY 23, as you're aware, we had margin impacts from salary increases. We had some costs coming back like travel and our utilizations dipped. Also, large deals which were struck in prior years we had the initial impact of that. But as you know that our aspiration continues to be to give, you know, robust and strong growth, and robust and strong margins. So, we are working on the margin side continuing to look at levers like automation, looking at Pyramid optimization onsite-offshore mix. And from the growth side, as you are all aware, we have delivered industry-leading growth over the last few years. And we continue to aspire towards that.

The next question is *how many MSME vendors were engaged during the financial year and what is the transaction value of business with such MSME vendors? Is there any delay in payment to such vendors in FY 22-23? If so, what is the value?* This is a question from **Mr. N. Nanchiappan**.

As on March 31, 2023, the outstanding value of dues to MSMEs was ₹97 crore and the value of payment made after the due date along with interest thereon during the year was ₹33 crore.

The third question is *how prepared is the company to hedge the risk of dollar depreciation?*

As you all know that we have a very strong natural hedge in many markets which we operate. The revenue and the costs are matched. So, you have salaries in the local currency as well as the revenue. At what level of market risk is remaining, we hedge that through a very robust treasury policy which is governed by the Audit Committee. And you've seen the impact of that over the last few years which we have reduced the volatility of the Forex line tremendously due to this policy.

With that, I pass on to Manikantha.

A. G. S. Manikantha

Thank you, Nilanjan. I had a few questions from the web chat.

There were two shareholders who were asking of how to view the statutory registers. The questions were from **Supriya and Pankaj Gupta**.

The shareholders may note that all the information of the company is actually available on the website of the company. So, therefore, I request all the shareholders to look into the website of the company and also the Stock Exchange website for information dissemination and there are registers which are also filed with the Ministry of Corporate Affairs. So, shareholders can actually take the information from those publicly available information. In spite of that, if there are any specific questions or information which is required, you can refer or you can send a query to investors@infosys.com and we will answer that suitably.

There was a next question from **Sujata Kiran**. The question is *what is assurance from the company side against any allegation which may bring down the share price of the company such as insider trading and all that?*

The answer is our robust policy framework always ensure compliance with applicable rules and regulations. We have also updated our compliance frameworks in response to the requirements of regulator and remain proactively engaged with them. Our robust Whistleblower Policy and program also ensures that any allegation is investigated in an objective manner. This framework serves to the interest of all the stakeholders.

Those were the questions which was directed at me. With that, I'll hand over to Mr. Chairman.

Nandan Nilekani

Thank you, Mani. And now we'll come to the second round of questions. These are the questions that were asked in the video conference, and we will answer them in the same order.

I had two questions. First question is *our ratio of female directors is only 12% against 40% at employee level. Can we increase this please?* This is shareholder **Santosh**.

Santosh, this AGM we have the resolution for Helene's appointment placed before the shareholders for approval. Post that approval, if it is obtained, the ratio of female directors will go to 25%.

Second question – *what is your view on AI replacing humans in the workforce?*

We believe that AI has the potential to make a big improvement in the productivity of people. And we have found that the more qualified, the more experienced a person is, you can derive more benefit from AI like automatic code generation and all that. So definitely productivity will go up. But we believe that it will be used to amplify the productivity of existing people. Therefore, we feel that we'll be able to benefit from this much more. At the same time, we agree we have to become more efficient and share the efficiencies with our clients. So, we will take this, and Infosys is on the path to applying AI in a very rapid way with our AI-first strategy that we are rolling out across the company at the moment. Thank you. Now I'll hand over to Salil.

Salil Parekh

Thanks, Nandan.

I have a few questions from the questions asked in the video and by some audio.

The first question from **Mr. Sadananda Sastry**, for me, *what is the revenue by geography, India? India has the least place. How do we uplift this?*

So, here we are doing some extremely strategic work to make India fully digital, as is being driven across the entire government. We are working on the GST program, on the Income tax program. And we will continue to work on such strategic programs as they become as the government is doing more of them. And we have really very strong expertise in those areas. So, this will continue to increase. We are also looking at the private sector where more and more of this digital work is starting to happen across the country.

Next question, also from **Sadananda Sastry.**

The question was about *many senior employees leaving the company. How will the company take care of the image?*

Here, we are extremely solid in terms of the strong bench of leaders that Infosys has. We feel that that group of leaders that Infosys has produced over the years through its own leadership development and through the work they do with clients in Delivery, in markets, really prepares them to do more and more work. And we have made sure that those leaders step up and take that on. We feel good about the fact that we have such a deep leadership bench, and we will continue to work on that as we go ahead.

Our next question from **Abhirup** – *what are the company's plans on expanding the Cloud business?*

Cloud is really absolutely core to what we are driving. We discussed earlier, the Cobalt platform, the capability set, whether it's on Infra-as-a-service, Software-as-a-service, Platform-as-a-service, we really have the leading market capability in Cloud. We see good traction for Cloud activity overall with clients. We see that there is a Cloud becomes the underpinning for transformation, as companies are looking to move into the digital age, into the AI age. That becomes the base foundation that will be needed. And with our strong partnerships with several of the large Cloud companies, we believe we are well-positioned to play in that and this will continue to grow.

Next question from **Suman Agarwal**. Question is *how is the company going to grow in the next five years, organic versus inorganic?*

Now, here, over the past several years, we made about eight or so acquisitions. Those acquisitions are well-integrated. We feel that approach will continue into the future. We will look for acquisitions which fit the strategic direction, the cultural fit and the value, the ability to integrate. Based on that, we will continue the acquisition approach and the organic approach will continue. We will continue to work with our clients to expand as they look for the cost and efficiency and automation programs in this environment and also look to expand on transformation programs as they continue to make changes in the business. So, both dimensions will carry on into the next few years.

Next question from **Shailesh** – *Which are the verticals in the business which have been least affected and also significantly affected by the current macro-economic conditions?*

So, here what we have shared in the past, we have seen industries such as Financial Services in mortgage and asset management, and investment banking, the Telecom sector, Hi-Tech, some areas of Retail, those are the ones that are most impacted within this environment that we have seen, what we reported in the end of Q4 and before that. We will see as we go ahead and how these evolve into the future quarters.

Next question from **Celestine** – *How is the company managing employee attrition?*

What we've seen over the last four quarters, Q4 and before, attrition has steadily been coming down each quarter on a quarterly basis. We see a lot of the initiatives that we've put in place, and also the overall economic environment, both of them relating to the attrition coming down, our employee engagement scores are continuing to go up and we believe that with that we will have a good control on attrition in the coming quarters. And we will make sure that that becomes translated as we look at the recruitment cycle and bringing in more employees from outside.

Our next question from **Santosh** – *Can you please provide detail on how many new clients were added in the last financial year?*

So here, in a specific point, in the last financial year, we have added 458 new clients.

Next question from **Dharav** – *Apart from the Cloud capability and digital, does the company have other pillars on which it sees future growth?*

So very clearly, the digital approach which comprises Cloud, digital, then also data and analytics, cybersecurity, IoT (Internet of Things), those are really good growth drivers. We are now seeing much more focus on generative AI that we have discussed quite a bit in all the questions and answers and overall becoming more AI-driven, AI-first and clients are looking at that. Then, in this environment, which is a different macro environment, there is more and more attention to cost efficiency, automation and consolidation. So, we are fortunate that we have both types of growth drivers where people are looking at transformation, they can look at Digital, Cloud and AI. And when they're looking at efficiency, they can look at cost, automation, consolidation and both engines are available with Infosys.

Our next question also from **Dharav** – *Considering the FSI segment has small share in US regional banks, what do you expect impact on Infosys?*

So, we have a diverse portfolio in Financial Services, large global banks, regional banks, mid-sector banks, in cards, in payments, investment banks, asset managers, really very broad and diversified client base in the FS business. Now within US, less than 2% of our revenue has this exposure into the regional banking, and there we are therefore comfortable that that exposure is not going to because it's less than 2% not going to impact us in an overall scale of the business.

Next question also from **Dharav** – *What steps has company taken for wellbeing of employees?*

So here, Infosys, over the years has been extremely focused on wellbeing of employees. We have internally programs, for example, on health assessment and lifestyle enrichment. We have wellness programs for physical wellbeing and social wellbeing. And we also have wellbeing rates, where across locations, we track it and support employees in driving that. We are seeing a good traction overall on employee wellbeing within the company today.

Next question from **Redappa** – *A strong growth in digital with decline in core, how does the management have a plan to have growth both in digital and core?*

What we saw last financial year in some quarters, we actually saw good growth in core and digital. And now in this environment, as we see more and more focus on cost efficiency, automation and consolidation, we will see more and more attention to core services. But keeping in mind the overall macro condition, we will balance and make sure our focus on digital transformation and on core services remain strong.

Next question from **Shrenik Mehta** – *Please provide company strategy on both organic and inorganic.*

So here, similar to the point we discussed earlier, we have an approach to both organic and inorganic. In acquisitions, we have a focus on what will fit strategically and culturally in terms of value and integration. And on organic growth, we have a lot of focus on the areas we've discussed on Cloud, on digital, on AI-first, and on cost and efficiency in this environment.

Next question from **Shri Rama Vinodha** – *How is the company investing in employees for reskilling and upskilling?*

So there, we've always had, over the last several years a strong focus on skilling. We have Mysore campus where we have in-person training for all of our new employees. Over the last few years, we put in place the Lex capability which allows online training through mobiles for all employees. We measure reskilling by each of our different departments to make sure that employees have the opportunity of reskilling, and then the projects that become available to employees to drive through that reskilling. We are tracking internally, something called a Digital Quotient, that allows us to measure what is the

change in the type of skills every employee has, and that allows them to then become more and more relevant for the new types of work our clients are doing.

Next question from **Alex**. *What is the plan of the company in internally using AI for increasing productivity and quality?*

So there, what we discussed on generative AI is applicable both with our clients, but also within the company, where we are leveraging large language models both on the open source and dedicated generative AI platforms to improve productivity in software development. We've already seen places where that improvement is visible within our teams. We're also taking our own software development modules and approaches, especially in our product business and putting them through the large language model to enhance productivity. And you will start to see the impact of this as we go through the next few quarters and years to make the benefit available internally to our productivity.

Those are the questions I had. With that, I'll pass it on to the Nilanjan.

Nilanjan Roy

Thank you, Salil.

The first question I have *we have requested multiple times for the company to do buybacks using tender offer mode. SEBI has come up with new regulations that the buybacks need to be done through tender offer. Please confirm if further buybacks will be like that.* And the shareholder name is **Shamit Mehta**.

So as you all know, we have a five-year capital allocation policy which we've laid out for the financial year 2024 period. And within that there are three components: there's a dividend component, a special dividend and a buyback component. And these allow predictability and consistency of returns. And as we've said, we've already returned 86% back and the Board looks at multiple elements looking at EPS accretion, looking at share price, yield on a cash return and then determines the most appropriate way to return this capital back. As regards the latest SEBI mandates on buybacks, we will continue to see that and how they will be implemented over the next year or two years.

The next question is from **Sadananda Sastry** *on page 301, Other expenses ₹133 crore increase in ECL. How do we reduce it?*

So, as you know, the company makes provisions for expected credit losses based on historical performance on the macro-economic conditions in terms of the geographies we operate in, and the sectors we operate in, and therefore makes the provisions appropriately. This is as per the relevant accounting standards.

Does the company have plans of doing CSR activities in the eastern part of the country? This is from shareholder **Manoj Kumar**.

So, as you know, our CSR policy encompasses work around women empowerment, around health, education, and of course, sustainability, targeting the underprivileged. We also look at criteria around scaling up of these projects, and making sure that they have an impact and follow our overall themes. We have also started doing many projects in the east of the country, and if they meet these criteria, we will continue to expand there.

The next question is regarding *work from office two days from office two days from home, what is the policy of the company in this regard*?

I think we have a very flexible policy and a hybrid policy in terms of working from office and working from home to give people the flexibility. We encourage, of course, people to come to work a few days, and we believe that increases our social capital. And I think a big portion of this, of course depends upon our client requirements and our clients of course insist that employees come into work. So, this helps us maintaining a fair balance of giving client connectivity, and time for teams working together.

Infosys margins may remain subdued in the next two, three years. What are the levers available to improve this? **Reddappa.**

So as you know, we've given guidance for financial year 2024. And of course, we don't give a guidance beyond that. But like I explained earlier in one question, we have multiple levers for us to aspire to get higher margins and robust margins. We've talked about the Pyramid. We've talked about onsite offshore mix. Automation remains a big element, pricing, and there are the levers like subcon, etc., which help us to continue to look at improving margins.

Next question is *whether the company is listed on any global ESG forum or platform*. And this is from shareholder **Celestine**.

Yes, as we already mentioned, we have of course got recognized, you know, rankings in India as well. But we are also recognized globally. We are part of the Dow Jones Sustainability Index, we have got a double A rating from MSCI ESG ratings, a global rating. We are under A-list of CDP in 2022. We are on the EcoVadis ratings as well. So, we are recognized as a leader in both our sector and even across sectors in many of these ratings globally.

Cybersecurity and data privacy are big concerns these days. What steps are we taking in this direction? And this is a question from **Shailesh**.

So, in cybersecurity, at Infosys, it's managed to multi-layered controls with defense in depth approach, starting from cybersecurity strategy, policies, processes. We got multiple certifications from ISO 27001. And also, we've been attested by SSAE, which is an independent audit firm. On data privacy, also

Infosys has seen significant growth of the DPO from 2010. And we've established an independent data privacy office and we are consistently working with our clients to improve both our security and zero trust profiles and also on data privacy as well.

Next question is *can the company provide the initiatives just taken on sustainability and climate change?*

As you can see from our ESG book, which is on our website, we have an encompassing goal across all the three pillars of E, S and G. On Environment, we are looking holistically at climate change, at waste, and for water and we have aggressive goals, all of them. On the sustainability side, you know of Springboard program, which is giving free education across both India and across the world. We have digital skilling as another initiative, which we are taking up, women in workforce 39.4%, one of the highest in the sector across the world, across many of our peers as well. On the G side, we're working on improving governance, we've got the Ethisphere award for the most ethical company three years in a row. We're continuing to work on our supply chain ESG and auditing many of our supply chain partners to make sure that their ESG elements are also built into what we are consuming. And these are the initiatives we have taken, and we are laying out a goal every year and reporting against that in the ESG data book.

Next question is *how are we geared up to handle recession in the US and Western countries?* And this is from **Manoj**.

Yes, as you've heard, both from Salil, there has been across the macro environment slowdown, and this is reflected in our growth guidance for FY24. We have a very healthy pipeline, our pivot towards cost takeout for our clients in this environment becomes very critical. And therefore, some of the deals you have been seeing winning are based on these. This helps our clients reduce costs to automation to improve offshoring, digitization, and therefore makes us as, IT services company, a very important part of their overall business environment. And our end-to-end offerings during digital transformation help our clients to take out cost as well as help them in their longer-term transformation exercise.

Next question is *what is the reason for increase in travel expenses and software expenses?*

Travel, of course, came back last year as the COVID controls really have eased during the last year and therefore, if you can see pre-COVID as well, our travels are now going up at that level. Software expenses are going up, and because they are integrated to our overall delivery, whether it is Cloud, whether its overall infrastructure, these are becoming integral to the delivery model, which we have.

Infosys is known for giving special dividends. What can we expect? When can we expect special dividend on completing 40 years? This was from a shareholder **Srikantha.**

Like I just mentioned, we have the Capital Allocation Policy which talks about special dividends, buybacks and regular dividends. And of course, over the last four years in line with our policy, we returned 86% back. The Board continuously looks at different elements into the decision of giving buybacks and of course, at this stage, we don't have any special announcement on special dividend.

The last question is *when can we expect a bonus from the company?*

At this stage, we have no such announcement to make.

A. G. S. Manikantha

Thank you, Nilanjan. There were a few questions which came from video and audio questions.

The first question is from **Mr. Shrenik**. The question is *every time I cast my vote, I find my mobile and data is not registered with NSDL. KFin Tech is not picking up the data fully from NSDL. What can you do to help?*

The shareholders may note that the RTA system is fully automated, and it actually reflects the details which is uploaded on the depositories. There is no manual intervention there. So therefore, the information which is available at the depositories is the one which has been processed by an RTA.

In case if you cannot retrieve your details, the way you have done it, you can request for resetting the login ID and password. You will receive the same.

The next question was from **Mr. Bharat Raj**. *Request to arrange for the Mangalore DC visit and there was also a suggestion for holding the physical AGM.*

We were privileged to hold the shareholders in our Mysore campus a few years back. As we returned to the normalcy, we will look into the request appropriately in the future. And with request to the physical meeting, I think as you know virtual meetings give shareholders access from across the globe. In fact, a few shareholders have suggested that the meeting should be conducted virtual.

In this AGM, we have around 23 shareholders who are joining from different countries and from different time zones, which actually helps them to connect from everywhere.

The next question was from **Mr. Sadananda Sastry**, about *the details are mentioned in the tenure of director which is mentioned as not applicable.*

The answer is, Nandan is appointed as a non-executive and non-independent director. He is liable to retire by rotation as required under the Companies Act, 2013. Accordingly, he is offering himself for shareholders' approval, periodically.

There was another question from buyback requesting the details of the regulations. I think these details were already provided by Mr. Nilanjan.

Those were the questions which were directed at me. With that, I'll hand over back to Mr. Nandan.

Nandan Nilekani

Thank you, Mani.

Members may note that e-voting on the NSDL platform will continue to be available for the next 30 minutes. Therefore, I request members who have not cast their vote yet, do so within the next 30 minutes. The Board of Directors appointed B. Hemanth, practicing Company Secretary as the scrutinizer to supervise the e-voting process.

Further, I hereby, authorize Manikantha, the Company Secretary, to declare the results of the voting and place the results on the website of the company at the earliest.

The resolutions, as set forth in the notice shall be deemed to be passed today, subject to the receipt of the requisite number of votes.

We had 373 members participating in today's 42nd Annual General Meeting. Thank you for attending the meeting. I hereby declare the proceedings of Infosys limited 42nd Annual General Meeting closed. Thank you. Have a great day.